NAME OF REGISTRANT: The Kroger Co. (KR)
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on The Kroger Co.’s 2015 Proxy Statement:
Options to Reduce or Eliminate Routine Antibiotic Use in the
Production of Private Label Meats

The routine and excessive use of antibiotics in livestock and poultry production is a major driver behind the development of antibiotic-resistant bacteria— an increasingly urgent public health and food safety risk. Administrating antibiotics to food animals on a routine basis for non-targeted purposes such as to promote faster growth, rather than targeted to treat specific cases of illness, creates conditions for bacteria to become resistant to these antibiotics.  Responding to consumer demand and the growing public health risks associated with this practice, major companies have adopted policies aimed at reducing the routine use of antibiotics in food-animal production. These policies are illustrative of a precautionary and pro-active approach to food safety that goes beyond current regulations governing antibiotic use for food-animal production. Current regulations are, in the Proponent’s view, insufficient to protect consumers and our company against the risks associated with selling meat produced using excessive antibiotic administration. Kroger is one of the largest supermarket chains in the nation, with perishable food including meat and deli items accounting for around 21% of the company’s revenue in 2013, meaning that food safety and quality trends should be of top priority to the Company. In contrast to other companies, Kroger has not articulated a policy for reducing consumer exposure to meat produced under routine antibiotic administration, and faces business and reputational risks that could put the company at a competitive disadvantage as a result.

Consequently, shareholders are being asked to vote FOR shareholder proposal #6 requesting that our company undertake and publish a study of policy options to reduce or eliminate routine antibiotic use in the production of meat sold under Kroger’s private label brands.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management, Inc. urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale for a yes vote:

•	The emergence of antibiotic resistant bacteria, or ‘superbugs’, has become a public health crisis, and is attributed in part to the overuse of antibiotics in food-animal production.
•
Current regulations governing antibiotic use in the U.S. are, in the Proponent's opinion, insufficient to protect the company from business risks associated with selling meat produced using excessive, routine antibiotic administration.

•
Responding to public and consumer concern about excessive, routine antibiotic use in food-animal production, several major companies, including a Kroger competitor, have publicly adopted policies against purchasing meat produced under excessive antibiotic use, heightening the risks of inaction for Kroger.

Background:

Kroger is one of the largest supermarket chains in the nation, with perishable food including meat and deli items accounting for around 21% of the company’s revenue in 2013. For these reasons, Proponents contend the company faces significant financial and reputational risks if it is unable to meet consumer expectations for food quality and safety in meat production, or is forced to recall its products due to outbreaks of antibiotic-resistant bacteria contaminating the meat sold under Kroger’s private label brand. Responding to consumer demand and a growing public health crisis, major actors in the food industry have taken actions that will reduce the routine use of antibiotics on livestock and poultry.  For example, Chipotle, Chik-fil-A, Whole Foods, Panera Bread, McDonald’s, and Wal-Mart have all adopted policies aimed at restricting the excessive use of antibiotics to produce the meat they sell. Major meat suppliers including Perdue Farms, Tyson Foods, Pilgrim’s Pride and, most recently, Foster Farms have also recently made commitments to reduce or eliminate the routine use of antibiotic on chickens, demonstrating that meat can be produced on a large scale without overusing antibiotics. In addition to responding to consumer demand, the public health rationale for these actions is compelling. Currently, Kroger does not appear to have policies in place to reduce or eliminate routine antibiotic use in the production of its private label brand meats, and may be exposed to significant business risks as a result.

Rationale for a Yes vote

The emergence of antibiotic resistant bacteria, or ‘superbugs’, has become a public health crisis, and is attributed in part to the overuse of antibiotics in food- animal production.

•	‘Superbugs’—bacteria immune or resistant to one or more antibiotics—infect over 2 million people in the U.S. and kill over 23,000 annually, according to the Centers for Disease Control and Prevention.

•
An important cause of antibiotic resistant bacteria is the overuse of antibiotics in food-animal production, for the routine, non-therapeutic purposes of promoting faster growth or preventing (instead of treating) illness. In the U.S., more than 70% by volume of medically important (those used to treat human illness) antibiotics are sold for use on food-animals.

•
Speaking to Congress in 2013, the CDC, FDA, and Department of Agriculture all testified to a link between the non-therapeutic use of antibiotics in animal agriculture and antibiotic-resistant bacterial infections in humans.1

•
Calls to restrict or ban the routine use of medically important antibiotics for food-producing animals have been endorsed by the American Medical Association, American Public Health Association, and other leading health organizations. The World Health Organization has warned that the increase in antibiotic-resistant bacteria could lead to a “post-antibiotic era—in which common infections and minor injuries can kill,” and which “threatens the achievements of modern medicine.”2 3

1 http://www.pewtrusts.org/en/about/news-room/press-releases/0001/01/01/pew-comments-on-proposed-antibiotics-legislation
2 http://www.who.int/drugresistance/documents/surveillancereport/en/
3 http://www.ft.com/intl/cms/s/0/19aa02b4-d057-11e3-8b90-00144feabdc0.html

Current regulations governing antibiotic use in the U.S. are, in the Proponent's opinion, insufficient to protect the company from business risks associated with selling meat produced using excessive antibiotics administered to food-animals; Kroger faces significant business risks for failing to go beyond compliance to meet growing public expectations for food quality and safety.

•
As evidenced by the high-profile coverage in prominent media outlets concerning the emergence of antibiotic resistant bacteria,4 5 the public is becoming increasingly aware of and concerned about this issue.

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Eating food contaminated with antibiotic resistant bacteria is one way in which superbugs can be transmitted from a farm to human population. Government testing of raw supermarket meat detected ‘superbug’ versions of salmonella, E. coli, or other bacteria in 81% of ground turkey, 55% of ground beef, and 39% of chicken sampled.6 An outbreak of antibiotic-resistant Salmonella from chicken produced by Foster Farms last year resulted in more than 600 known illnesses.7 Several Kroger private brand chicken products were recalled by Foster Farms as part of this outbreak,8 posing risks to Kroger’s reputation and consumers’ safety.

•
Consumer Reports, in a 2012 survey, found 72% of people were extremely or very concerned about widespread use of antibiotics in animal feed. This year, research firm Midan Marketing surveyed grocery shoppers and found 88% aware of antibiotic use in animals and 60% concerned about it.9

•
In its opposition statement, Kroger acknowledges that many of its customers have indicated a preference for antibiotic-free meat items, and that sales of their products labeled as antibiotic-free have increased significantly in recent years and are projected to continue increasing, indicating clear consumer concern and attention to this issue.10

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Recognizing the public health risks associated with the routine use of antibiotics in food-animal production, the FDA recently enacted a guidance to the industry aimed at curbing this practice. While this guidance indicates that the issue has risen to the level of regulatory concern and scrutiny, the guidance is currently voluntary, meaning that companies cannot rely on the current regulatory framework to protect against the public health, safety, reputational, and financial risks associated with selling meat produced under these conditions.

Industry Peers and Competitors are responding to public health concerns by voluntarily adopting policies to restrict excessive antibiotic use in their meat supply chains, heightening the risks of inaction for Kroger.

•
Responding to public concerns about the excessive use of antibiotics in food-animal production, a growing number of companies, including Chipotle, Chik-fil-A, Whole Foods, Panera Bread, McDonald’s, and Wal-Mart, have adopted policies aimed at restricting the excessive use of antibiotics to produce the meat they sell.

•
Several major meat producers have announced that they will begin curbing antibiotic use in food-animal production, demonstrating that meat can be produced on a large scale without overusing antibiotics. For example, Perdue Foods announced that it has entirely phased out routine antibiotic use in the production of its chicken meat, and Tyson Foods—the largest U.S. poultry producer, said it was working to do the same.

Conclusion:

4 http://www.nytimes.com/2014/05/11/opinion/sunday/the-rise-of-antibiotic-resistance.html?_r=0
5 http://www.ft.com/intl/cms/s/0/19aa02b4-d057-11e3-8b90-00144feabdc0.html
6 http://www.ewg.org/meateatersguide/superbugs/
7 http://www.cdc.gov/salmonella/heidelberg-10-13/map.html
8 http://www.wsj.com/articles/foster-farms-recalls-chicken-products-after-link-to-salmonella-outbreak-1404455988
9 http://www.wsj.com/articles/meat-companies-go-antibiotics-free-as-more-consumers-demand-it-1415071802
10 http://www.sec.gov/Archives/edgar/data/56873/000120677415001665/kroger_def14a.htm

Proponents contend that Kroger’s current standards governing sales of meat sold under its private label brands does not keep it far enough ahead of emerging food safety concerns and standards. While Kroger argues that offering a limited antibiotic-free product line is sufficient to address this growing consumer and public health concern, Proponents believe that failure to adopt a more comprehensive policy to reduce or eliminate excessive antibiotic use across all meats sold under its private label brand leaves the company exposed to significant financial, competitive, and reputational risks as a result. As one of the largest supermarket chains in the nation with significant sales coming from food-animal products, Kroger should be more proactive in restricting excessive antibiotic use to produce its private-label meats. We believe it is in the company’s best interest to study policy options for reducing or eliminating routine antibiotic use in the production of its private-label brand meats, which would help meet consumer expectations, mitigate reputational risk and safeguard against potential financial losses.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Capital Management, Inc. urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.